Exhibit (99.6)

The following statements amend the Annual Report of Québec (on Form 18-K) for the fiscal year ended March 31, 2006:
The section “Government Employees and Collective Unions” on page 23 of the Exhibit 99.1 is amended by adding the following paragraphs which replaced the last paragraph:
As previously announced, on January 9, 2004, the Superior Court of Québec invalidated Chapter IX of the Pay Equity Act, which exempted from the application of this act any pay relativity plan completed prior to November 21, 1996. This decision rendered inoperative the pay equity plan previously implemented by the Government for public sector employees. Following the Court’s decision, the Government has revised its pay equity plan retroactively to November 2001. As a result, the Government has already provisioned $1.5 billion (Budget 2006-2007), including $673 million in the 2004-2005 public accounts to cover pay equity costs for Fiscal 2002 through Fiscal 2005. Pursuant to an agreement reached on June 20, 2006, the Government will gradually raise its wage expenditures for pay equity to $825 million for Fiscal 2009. This settlement will keep wage expenditures within the 12.6% growth rate described above.
In accordance with the terms of the June 2006 agreements with the unions representing the public sector employees, the Government filed with the Pay Equity Commission a request pursuant to Section 72 of the Pay Equity Act to extend to seven years the period over which the pay equity adjustments would be implemented. Should the Commission turn down the request, the Government could incur additional costs in pay equity adjustments of up to $1 billion for Fiscal 2007. In such an eventuality, the Government will take the necessary measures to fulfill its obligations under the Balanced Budget Act. The Commission is expected to render its decision in Fall 2006.